UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Neurologix, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

64125U109
(CUSIP Number)

May 10, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒      Rule 13d-1(b)

☐      Rule 13d-1(c)

☐      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	64125U109	Page	2	of	8

1	NAMES OF REPORTING PERSONS: General Electric Pension Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
14-6015763

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,735,534

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

3,735,534

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,735,534

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

12.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

EP

CUSIP No.	64125U109	Page	3	of	8

1	NAMES OF REPORTING PERSONS: GE Asset Management Incorporated, as Investment Manager of General Electric Pension Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
06-1238874

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,735,534

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

3,735,534

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,735,534

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

12.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA

CUSIP No.	64125U109	Page	4	of	8

1	NAMES OF REPORTING PERSONS: General Electric Company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
14-0689340

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Disclaimed

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

Disclaimed

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Disclaimed

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Disclaimed

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

Item 1.  (a)    Name of Issuer: Neurologix, Inc.

          (b)    Address of Issuer’s Principal Executive Offices:

                   One Bridge Plaza
                   Fort Lee, New Jersey 07024

Item 2.  (a)    Names of Persons Filing:

General Electric Pension Trust (“GEPT), GE Asset Management Incorporated (“GEAM”) which is the investment manager of GEPT and a wholly-owned subsidiary of GE (as defined below), and General Electric Company (“GE”). GEAM shares voting and dispositive power over the securities owned by GEPT and may be deemed to be the beneficial owner of the securities owned by GEPT for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. GE expressly disclaims any voting and dispositive power over the securities owned by GEPT. The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as “Reporting Persons”.

          (b)    Address of Principal Business Office or, if none, Residence:

            3001 Summer Street
            Stamford, CT 06905*

            3135 Easton Turnpike
            Fairfield, CT 06828**

*   For GEPT and GEAM.
** For GE.

          (c)     Citizenship: U.S.A.

                          (d)     Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

          (e)     CUSIP Number:

            Common Stock: 64125U109

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a*:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☒ An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);

(f) ☒  An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐  Group, in accordance with §240.13d-1(b)(1)(ii)(J).

*   GEAM is filing as an investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E), GEPT is filing as an employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F) and GE is filing as a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.            Ownership.

GEPT is the direct beneficial owner of 142,857 shares of Series C Convertible Preferred Stock (the “Series C Stock”) and Warrants (the “Warrants”) to purchase 926,966 shares of Common Stock of the Issuer. Each share of Series C Stock is currently convertible, at the option of the holder, into 19.66 shares of Common Stock and each Warrant is currently exercisable to purchase shares of Common Stock at an exercise price of $2.05 per share. GEAM is a registered investment adviser and acts as investment manager of GEPT. GEAM shares voting and dispositive power over the securities owned by GEPT and may be deemed to be the beneficial owner of the securities owned by GEPT. Thus, GEAM may be deemed to be the direct beneficial owner of 3,735,535 shares of Common Stock, assuming (i) conversion of the Series C Stock into 2,808,568 shares of Common Stock and (ii) exercise of the Warrants to purchase 926,966 shares of Common Stock. GE, as the direct parent of GEAM, expressly disclaims any voting and dispositive power over the securities owned by GEPT.

(a)	Amount beneficially owned: 3,735,535*

(b)	Percent of class: 12.3%

(c)	Number of shares as to which each person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,735,535

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,735,535

*  GE expressly disclaims beneficial ownership.

Item 5.            Ownership of Five Percent or Less of a Class.

        Not applicable.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

                        Not applicable.

Item 6.            Ownership of More than Five Percent on Behalf of Another Person.

                         Not applicable.

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                         GEAM is a direct subsidiary of GE.

Item 8.            Identification and Classification of Members of the Group.

                         Not applicable.

Item 9.            Notice of Dissolution of Group.

                         Not applicable.

Item 10.          Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:               May 18, 2006

GENERAL ELECTRIC PENSION TRUST
By:	GE Asset Management Incorporated, its Investment Manager
By:	/s/ Michael M. Pastore
Name: Michael M. Pastore
Title: Vice President

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Michael M. Pastore
Name: Michael M. Pastore
Title: Vice President

GENERAL ELECTRIC COMPANY

By:	/s/ John H. Myers
Name: John H. Myers
Title: Vice President